T. Rowe Price California Tax-Free Income Trust (the trust) is registered under the Investment Company Act of 1940 (the 1940 Act). The California Tax-

Free Bond Fund (the fund) is a diversified, open-end management investment company established by the trust. The fund seeks to provide, consistent with prudent portfolio management, the highest level of income exempt from federal and California state income taxes by investing primarily in investment-grade

California municipal bonds. The fund has two classes of shares: the

California Tax-Free Bond Fund (Investor Class) and the California Tax-Free

Bond Fund–I Class (I Class). I Class shares generally are available only to investors meeting a $1,000,000 minimum investment or certain other criteria.

Each class has exclusive voting rights on matters related solely to that class;

separate voting rights on matters that relate to both classes; and, in all other respects, the same rights and obligations as the other class.

The I Class is subject to an operating expense limitation (I Class limit) pursuant to which Price Associates is contractually required to pay all operating expenses of the I Class, excluding management fees, interest, expenses related to borrowings, taxes, brokerage, and other non-recurring expenses permitted by the investment management agreement, to the extent such operating expenses,

on an annualized basis, exceed 0.05% of average net assets. This agreement will continue until June 30, 2019, and may be renewed, revised, or revoked only with approval of the fund’s Board. The I Class is required to repay Price

Associates for expenses previously paid to the extent the class’s net assets grow or expenses decline sufficiently to allow repayment without causing the class’s operating expense ratio (after the repayment is taken into account) to exceed the lesser of: (1) the expense limitation in place at the time such amounts were paid; and (2) the class’s current expense limitation. However, no repayment will be made more than three years after the date of a payment or waiver.

Pursuant to these agreements, $16,000 of expenses were waived/paid by Price

Associates during the six months ended August 31, 2017 and remain subject to repayment by the fund.